UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 26, 2021

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

U.S. Food and Drug Administration Grants BCMA CAR-T Cilta-cel Priority Review for the Treatment for Relapsed/Refractory Multiple Myeloma

On May 26, 2021, Legend Biotech Corporation (the “Company”) issued a press release, which is attached to this Form 6-K as Exhibit 99.1, announcing that the U.S. Food and Drug Administration (FDA) has accepted for priority review the Biologics License Application (BLA) submitted by Janssen Biotech, Inc. (Janssen) for ciltacabtagene autoleucel (cilta-cel), an investigational B-cell maturation antigen (BCMA)-directed chimeric antigen receptor T cell (CAR-T) therapy.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated May 26, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION (Registrant)

May 26, 2021	By:	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer and Chief Financial Officer